UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 13, 2025, the U.S. District Court for the Southern District of New York issued a ruling which vacated the previously issued preliminary injunction in the Genius Group Limited v. LZGI et al. case and granted the parties’ separate motions for preliminary injunctions.

As ordered by the Court: “To avoid any confusion, this Order, only enjoins the parties and Vstock to the extent that necessary to preserve the status quo, which is the “last actual, peaceable uncontested status which preceded the pending controversy. LaRouche, 20 F.3d at 74 n. 7. Specifically, LZG and its agents, employees, attorneys, and affiliates, and Vstock are enjoined from selling, transferring, assigning, encumbering, or otherwise disposing of LZG’s shares of common stock or stock certificates in Genius or taking any action that would enable LZG to sell, transfer, assign, encumber, or otherwise dispose of its Genius shares of common stock, pending the hearing and determination of the Arbitration. Genius is enjoined from issuing additional shares of its stock and from any manipulation of its shares, and from purchasing Bitcoin with funds from investors, funds raised from rights offerings, and funds raised from the purchase of additional shares, pending the hearing and determination of the arbitration. It was further ordered that on or before March 19, 2025 LZGI shall post a bond in the amount of $500,000 to provide security in the event that Genius has been wrongfully restrained.”

In response to this new ruling, Genius Group is filing an emergency appeal that seeks to stay, and vacate the preliminary injunction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: March 19, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)